Exhibit 12.1

	New Senior Investment Group Inc.

	Ratio of Earnings to Fixed Charges
	Three months ended March 31, 2018	Year ended December 31,
(Dollars in thousands)		2017	2016	2015	2014	2013
Pre-tax income (loss) from continuing operations	(13,301)	15,720	(71,810)	(86,080)	(46,243)	(29,390)
Fixed charges (A)	21,923	94,465	91,888	78,613	57,026	10,589

Earnings	8,622	110,185	20,078	(7,467)	10,783	(18,801)
Fixed charges (A)	21,923	94,465	91,888	78,613	57,026	10,589

Deficiency of earnings to fixed charges	13,301	N/A	71,810	86,080	46,243	29,390

(A) Fixed charges:
Interest expense	21,923	93,597	91,780	75,021	57,026	10,589
Loss on extinguishment of debt	—	868	108	3,592	—	—

Fixed charges	21,923	94,465	91,888	78,613	57,026	10,589